UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 19, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Delta Apparel, Inc.

File No. 001-15583 CF# 27456

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Delta Apparel, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibit to a Form 8-K filed on October 25, 2011.

Based on representations by Delta Apparel, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through March 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John Reynolds
Assistant Director